Exhibit 99.1

News Announcement	For Immediate Release

NEXSTAR BROADCASTING FOURTH QUARTER NET REVENUE
INCREASES 31.2% TO RECORD $97.1 MILLION

- Fourth Quarter Operating Income Rises 119.2% to $30.9 Million;
Adjusted EBITDA is Up 70.4% and Free Cash Flow Grows 126.5% to $29.7 Million -

- Full Year Free Cash Flow Rises Three-Fold to $59.7 Million; 28.4 Million Shares Outstanding -

Irving, TX – March 10, 2011 – Nexstar Broadcasting Group, Inc. (NASDAQ: NXST) (“Nexstar”) today reported record financial results for the fourth quarter ended December 31, 2010 as summarized below:

Summary 2010 Fourth Quarter Financial Highlights

($ in thousands)	Three Months Ended December 31,
	2010	2009	Change
Gross Local Revenues	$47,141	$44,017	+7.1%
Gross National Revenues	$16,139	$17,489	(7.7)%
Core Revenue (local and national)	$63,280	$61,506	+2.9%

Gross Political Revenues	$22,632	$3,678	+515.3%
e-Media Revenue	$3,941	$3,396	+16.1%
Retransmission Fee Revenue	$7,632	$6,368	+19.9%
Management Fee Revenue	$3,874	$692	+459.8%
Network Comp	$522	$529	(1.3)%
Other	$625	$384	+62.8%
Trade and Barter Revenue	$5,878	$5,733	+2.5%
Gross Revenue	$108,384	$82,286	+31.7%
Less Agency Commissions	$11,328	$8,326	+36.0%
Net Revenue	$97,056	$73,960	+31.2%

Income from Operations(1)	$30,910	$14,101	+119.2%

Broadcast Cash Flow(2)	$47,068	$28,809	+63.4%

Adjusted EBITDA(2)	$42,170	$24,747	+70.4%

Free Cash Flow(2)	$29,702	$13,111	+126.5%

Basic and Diluted Weighted Average Shares Outstanding	28,432	28,430

(1)
Income from operations in the three months ended December 31, 2010 and 2009 include a $298 and $253 loss on asset disposal, net, respectively, while the three months ended December 31, 2009 benefited from a $1.4 million gain related to asset exchange.

(2)	Definitions and disclosures regarding non-GAAP financial information are included on page 4, while reconciliations are included on page 7.
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Nexstar Broadcasting Group Q4 2010 Results, 3/10/11	page 2

CEO Comment
Perry A. Sook, Chairman, President and Chief Executive Officer of Nexstar Broadcasting Group, Inc., commented, “Nexstar’s record quarterly financial results highlight our significant revenue diversification progress which drove the highest quarterly results in the company’s history.  Our success in driving profitable revenue growth reflects the strength of our core local content, ability to develop distribution and digital extensions for our core content including the creation of new online, text and mobile content and applications, and the benefit derived from leveraging our management operating disciplines to provide services to other broadcasters.  Further illustrating the momentum of our revenue diversification strategies, fourth quarter 2010 net revenue rose 20.9% over the same period in 2008, which was a Presidential election year.  Strength in core television advertising trends -- which began for Nexstar in the 2009 fourth quarter -- is continuing in 2011 and we are well positioned to further grow all of our non-political revenue sources throughout 2011.

“Nexstar’s fourth quarter gross local and national television ad revenue growth of 2.8% follows 7.2% growth in last year’s fourth quarter and was achieved even as we allocated significant inventory to political advertising which grew 515%.  Nexstar’s television ad revenue strength combined with continued double-digit growth in every element of our revenue ‘quadruple play,’ resulted in a 31.2% increase in fourth quarter net revenue.  Reflecting the Company’s operating disciplines, we are generating significant incremental cash flow from revenue growth as fourth quarter BCF increased 63.4%, adjusted EBITDA rose 70.4% and free cash flow was up 126.5%.

“Nexstar’s proactive strategies for building new-to-television local direct billings as well as the overall advertising recovery drove a fifth consecutive quarter of core television advertising revenue growth.  Importantly, the resurgence in automotive advertising continues unabated with category revenue rising 16% year-over-year and reaching the highest quarterly dollar level in 2010, even as we managed inventory to book record political revenue.  The Company’s fourth quarter gross television ad revenue of $85.9 million included approximately $22.6 million of political advertising revenue as Nexstar stations garnered leading shares of the political ad spending in our markets based on the strong appeal of our high quality local news content.

“With continued impressive growth of our ‘quadruple play’ of revenue drivers Nexstar is more diversified and resilient to the political advertising cycle than at any time in our history.  In aggregate, Nexstar’s fourth quarter retransmission fee, mobile and e-Media and management fee revenue rose 47.7% to $15.4 million, and these higher margin revenue streams accounted for almost 16% of both 2010 fourth quarter and full year net revenue.

“Nexstar’s significant revenue growth and expense discipline drove fourth quarter BCF and adjusted EBITDA margins to record levels of 48.5% and 43.4%, respectively.  Fourth quarter and full year free cash flow of $29.7 million and $59.7 million, respectively are reflective of the strength of our business model and should be considered in concert with our year-end diluted share count of 28.4 million shares.

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Nexstar Broadcasting Group Q4 2010 Results, 3/10/11	page 3

“During the fourth quarter we repurchased or called for redemption approximately $16.9 million of our 11.375% Senior Discount Notes due 2013, which is the most expensive remaining piece of our capital structure, as well as approximately $1.7 million of the outstanding 7% Senior Subordinated notes due 2014 and $0.3 million of the outstanding 7.0% Senior Subordinated Payment in Kind (PIK) notes due 2014.  This follows other debt reduction initiatives throughout the year including the elimination of all of the outstanding 13.5% Senior Subordinated PIK notes due 2014.  In total, Nexstar reduced total debt, adjusted for outstanding redemptions, in 2010 by approximately $40.0 million from 2009 year-end levels and we will benefit from lower interest expense in 2011 as we intend to further address the balance sheet throughout the year.”

The consolidated total debt of Nexstar, its wholly owned subsidiaries, and Mission (collectively, the “Company”) at December 31, 2010 was $643.1 million and senior secured debt was $416.9 million.  The Company’s total leverage ratio at December 31, 2010 was 5.65x compared to a total permitted leverage covenant of 8.0x. The Company’s first lien indebtedness at December 31, 2010 was 0.9x compared to the covenant requirement of 2.5x.

The table below summarizes the Company’s debt obligations:

($ in millions)	December 31, 2010	December 31, 2009
Revolving Credit	$-	$77.0
Bank debt / First Lien Debt	$99.5	$321.7
8.875% Senior Second Lien Notes due 2017	$317.4	$-
7% Senior Subordinated Notes due 2014	$44.8	$47.0
7% Senior Subordinated PIK Notes due 2014	$135.5	$132.3
13% Senior Subordinated PIK Notes due 2014	$-	$42.4
11.375% Senior Discount Notes due 2013	$45.9	$50.0
TOTAL DEBT	$643.1	$670.4

Cash	$23.7	$12.8

Fourth Quarter Conference Call
Nexstar will host a conference call at 10:00 a.m. ET today.  Senior management will discuss the financial results and host a question and answer session.  The dial in number for the audio conference call is 703/639-1369 (domestic and international callers); no access code is needed.  In addition, a live audio webcast of the call will be accessible to the public on Nexstar’s web site, www.nexstar.tv and a recording of the webcast will be archived on the site for 90 days following the live event.

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Nexstar Broadcasting Group Q4 2010 Results, 3/10/11	page 4

Definitions and Disclosures Regarding non-GAAP Financial Information
Broadcast cash flow is calculated as income from operations, plus corporate expenses, depreciation, amortization of intangible assets and broadcast rights (excluding barter), non-cash contract termination fees, non-cash impairment charges, loss (gain) on asset exchange and loss (gain) on asset disposal, net, minus broadcast rights payments.

Adjusted EBITDA is calculated as broadcast cash flow less corporate expenses excluding non-cash stock option expense.

Free cash flow is calculated as income from operations plus depreciation, amortization of intangible assets and broadcast rights (excluding barter), non-cash contract termination fees, non-cash impairment charges, loss (gain) on asset exchange, loss (gain) on asset disposal, net, and non-cash stock option expense, less payments for broadcast rights, cash interest expense, capital expenditures and net cash income taxes.

Broadcast cash flow, adjusted EBITDA and free cash flow results are non-GAAP financial measures.  Nexstar believes the presentation of these non-GAAP measures are useful to investors because they are used by lenders to measure the Company’s ability to service debt; by industry analysts to determine the market value of stations and their operating performance; by management to identify the cash available to service debt, make strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs; and, because they reflect the most up-to-date operating results of the stations inclusive of pending acquisitions, TBAs or LMAs.  Management believes they also provide an additional basis from which investors can establish forecasts and valuations for the Company’s business.

For a reconciliation of these non-GAAP financial measurements to the GAAP financial results cited in this news announcement, please see the supplemental tables at the end of this release.

About Nexstar Broadcasting Group, Inc.
Nexstar Broadcasting Group is a leading diversified media company that leverages localism to bring new services and value to consumers and advertisers through its traditional media, e-MEDIA, digital and mobile media platforms.  Nexstar owns, operates, programs or provides sales and other services to 62 television stations and related digital signals in 34 markets in 14 states and reaches approximately 13 million viewers or approximately 11.5% of all U.S. television households.  The stations are affiliates of NBC, CBS, ABC, FOX, MyNetworkTV, The CW, LATV, TV Azteca and Telemundo.  The Company’s 33 community portal websites offer additional hyper-local content and verticals for consumers and advertisers.

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Nexstar Broadcasting Group Q4 2010 Results, 3/10/11	page 5

Forward-Looking Statements
This news release includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words "guidance," "believes," "expects," "anticipates," "could," or similar expressions.  For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  The forward-looking statements contained in this news release, concerning, among other things, changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of acquired television stations (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by the Company, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.  Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this news release might not occur.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release.  For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.

Contact: Thomas E. Carter Chief Financial Officer Nexstar Broadcasting Group, Inc. 972/373-8800	Joseph Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or nxst@jcir.com

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Nexstar Broadcasting Group Q4 2010 Results, 3/10/11	page 6

Nexstar Broadcasting Group, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)
Net revenue	$97,056	$73,960	$313,350	$251,979

Operating expenses:
Station direct operating expenses, net of trade (exclusive of depreciation and amortization shown separately below)	17,970	17,558	70,674	70,549
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	24,003	19,183	81,001	70,964
Restructure Charge	—	—	—	670
Non-cash contract termination fee	—	—	—	191
Impairment of goodwill and intangible assets	—	—	—	16,164
Gain on asset exchange	—	(1,383)	(30)	(8,093)
Loss (gain) on asset disposal, net	298	253	294	(2,560)
Trade and barter expense	5,567	5,906	19,602	18,699
Corporate expenses	4,898	4,062	19,890	18,561
Amortization of broadcast rights, excluding barter	2,306	2,670	9,527	13,248
Amortization of intangible assets	5,881	5,933	23,732	23,705
Depreciation	5,223	5,677	21,112	21,680

Total operating expenses	66,146	59,859	245,802	243,778

Income (loss) from operations	30,910	14,101	67,548	8,201
Interest expense, including amortization of debt financing costs	(14,115)	(11,803)	(54,273)	(39,236)
Gain on debt retirement	(482)	—	(8,356)	18,567
Interest / other income	2	4	7	54

Income (loss) before income taxes	16,315	2,302	4,926	(12,414)
Income tax (expense) benefit	(2,041)	(1,335)	(6,741)	(200)

Net income (loss)	14,274	$967	(1,815)	$(12,614)

Basic net income (loss) per share	$0.50	$0.03	$(0.06)	$(0.44)
Basic weighted average number of shares outstanding	28,444	28,430	28,434	28,427
Diluted net income (loss) per share	$0.49	$0.03	$(0.06)	$(0.44)
Diluted weighted average number of shares outstanding	29,254	28,430	28,434	28,427

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Nexstar Broadcasting Group Q4 2010 Results, 3/10/11	page 7

Nexstar Broadcasting Group, Inc.
Reconciliation Between Actual Consolidated Statements of Operations
and Broadcast Cash Flow and EBITDA (Non-GAAP Measures)
(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Income from operations	$30,910	$14,101	$67,548	$8,201
Add:
Depreciation	5,223	5,677	21,112	21,680
Amortization of intangible assets	5,881	5,933	23,732	23,705
Amortization of broadcast rights, excluding barter	2,306	2,670	9,527	13,248
Impairment of goodwill and intangible assets	—	—	—	16,164
(Gain) loss on asset exchange	—	(1,383)	(30)	(8,093)
(Gain) loss on asset disposal, net	298	253	294	(2,560)
Corporate expenses	4,898	4,062	19,890	18,561
Non-cash contract termination fees	—	—	—	191

Less:
Payments for broadcast rights	2,448	2,504	9,870	9,315

Broadcast cash flow	$47,068	$28,809	$132,203	$81,782

Less:
Corporate expenses	4,898	4,062	19,890	18,561
Adjusted EBITDA	$42,170	$24,747	$112,313	$63,221

Nexstar Broadcasting Group, Inc.
Reconciliation Between Actual Consolidated Statements of Operations
and Free Cash Flow (Non-GAAP Measure)
(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Income from operations	$30,910	$14,101	$67,548	$8,201
Add:
Depreciation	5,223	5,677	21,112	21,680
Amortization of intangible assets	5,881	5,933	23,732	23,705
Amortization of broadcast rights, excluding barter	2,306	2,670	9,527	13,248
Impairment of goodwill and intangible assets	—	—	—	16,164
(Gain) loss on asset exchange	—	(1,383)	(30)	(8,093)
(Gain) loss on asset disposal, net	298	253	294	(2,560)
Non-cash stock option expense	332	382	2,827	1,494
Non-cash contract termination fees	—	—	—	191

Less:
Payments for broadcast rights	2,448	2,504	9,870	9,315
Cash interest expense	10,902	7,337	41,284	25,249
Capital expenditures	1,917	4,681	13,799	19,028
Cash income taxes, net of refunds	(19)	—	397	523

Free cash flow	$29,702	$13,111	$59,660	$19,915

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